Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000
FAX: (212) 310-8007

November 3, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010
Attn: Ms. Karen J. Garnett

Re:	New GGP, Inc.
Amendment No. 3 to
Registration Statement on Form S-11
Filed November 3, 2010
File No. 333-168111

Dear Ms. Garnett:

On behalf of our client, New GGP, Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Commission Amendment No. 3 to the Registration Statement on Form S-11 (the “Registration Statement”) of the Company (File No. 333-168111), together with certain exhibits thereto.

Set forth below in bold are each of the comments in the Staff’s letter of November 1, 2010.  Immediately following each of the Staff’s comments is the Company’s response to that comment, including, where applicable, a cross-reference to the location in the Registration Statement of changes made in response to the Staff’s comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.  Capitalized terms used herein and otherwise not defined have such meanings as set forth in the Registration Statement.

General

1.                                      Please include the information required by Item 505 of Regulation S-K regarding the determination of the offering price, or tell us where such information may be found.

The Company has revised its disclosure on page 194 of the Registration Statement to include the information required by Item 505 of Regulation S-K regarding the determination of the offering price.

Explanatory Note

2.                                      Please tell us why you are not including the explanatory note as part of the prospectus.  This appears to be information that is material to investors and would facilitate an understanding of the transactions described in the prospectus.

The Company has revised its disclosure to move the explanatory note from the forepart of the Registration Statement to page ii of the prospectus.

Prospectus Summary

Funding of the Plan, page 7

3.                                      We note your disclosure on page 7 that the TopCo Debtors will require approximately $9.0 billion to fund their emergence from bankruptcy using the proceeds of the listed transactions.  Please tell us why you have not included the amounts of capital to be committed to The Howard Hughes Corporation within this section.

The Company respectfully advises the Staff that the $250.0 million investment committed to be made by the Plan Sponsors in THHC on the Effective Date is not needed for the TopCo Debtors to emerge from bankruptcy, but rather will be used, in part, to fund THHC’s liquidity needs following the Effective Date.  Accordingly, the Company has not reflected this amount in the amount needed to fund the TopCo Debtor’s emergence from bankruptcy. The Company has revised its disclosure on page 7 of the Registration Statement to separately disclose the amount of capital committed to be funded to THHC within this section.

Risk Factors

We may not meet the conditions for qualification as a REIT…, page 22

4.                                      We note your response to comment 36 in our letter dated October 8, 2010 and that maintaining your REIT status is at least, in part, dependent upon the REIT status of Old GGP.  Please revise this risk factor to briefly describe the risks and consequences associated with the failure of Old GGP to maintain its status as a REIT.

The Company has revised its disclosure on page 22 of the Registration Statement to clarify that the failure of one or more of the Company’s subsidiary REITs, including Old GGP, to qualify as a REIT could result in the Company’s ability to qualify as a REIT.  As disclosed in the risk factor on page 22 of the Registration

Statement, with respect to any taxable year, if the Company fails to maintain its qualification as a REIT, it would not be allowed to deduct distributions to shareholders in computing its taxable income and federal income tax.

Spinco Note and Tax Indemnity, page 44

5.                                      We note your response to comment 8 in our letter dated October 8, 2010.  Please tell us which of the material terms of the Spinco note remain uncertain and when you anticipate such terms will become known if the Spinco note is issued.  Please clarify whether the preliminary prospectus distributed in connection with this offering will include definitive information regarding THHC’s obligation to issue the Spinco Note.

The Company respectfully advises the Staff that the Company does not yet know the interest payment dates and the initial payment date of the Spinco Note as the Company does not anticipate that a Spinco Note will be required.  If the Spinco Note is issued, such terms will be established prior to the Effective Date.  The Company has disclosed on pages 45 and 46 the term, interest rate and financial metrics to be taken into account in determining whether the Spinco Note will be issued. Other than the principal amount of the Spinco Note (if any), the Company believes it has disclosed the material terms of the Spinco Note.  The calculation depends in part on the Company’s estimates concerning the amounts that it ultimately will be required to pay in respect of claims by various classes of creditors under the Plan and whether the amounts it actually pays will exceed those estimates by certain amounts.  The Company currently believes that the difference in its estimates and what it will actually pay in respect of such claims will be zero.  The Company currently anticipates that the preliminary prospectus distributed in connection with this offering will include definitive information regarding THHC’s obligation to issue the Spinco Note.

Use of Proceeds, page 52

6.                                      It appears that you have registered an offering amount that is greater than the designated uses of proceeds.  Please revise to disclose how you will use any excess proceeds.

The Company has revised its disclosure on page 53 to clarify that any excess proceeds will be used for general corporate purposes.  The Company has also added a risk factor on page 31 to disclose that the Company has no current plans or intentions for such proceeds and that the Company will have broad discretion with respect to the use of such excess proceeds.

Capitalization, page 55

7.                                      Please revise your capitalization table to separately disclose the effects of the common stock offering from the other transactions within a pro forma, as adjusted column.

The Company has revised its disclosure on page 57 to add a pro forma, as adjusted column to disclose the effects of the common stock offering separately from the other transactions.

Dilution, page 57

8.                                      Please revise your table illustrating the dilution to new investors to show historical net tangible book value per share and the change in net tangible book value per share to arrive at the currently presented pro forma net tangible book value per share as of June 30, 2010.

The Company has revised its disclosure on page 58 to show historical net tangible book value per share and the change in net tangible book value per share to arrive at pro forma net tangible book value per share as of September 30, 2010.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 62

9.                                      Please disclose the application of ASC 360-10-40-4 and its effects on the pro forma balance sheet, including the amount of any impairment to be recorded at the time certain assets and liabilities are to be distributed.  Please be advised that we are still evaluating the application of this issue and we may have additional comments.

The Company has revised its disclosure on page 69 to disclose the application of ASC 360-10-40-4 and its effects on the pro forma balance sheet, including the estimated amount of impairment to be recorded at the time certain assets and liabilities are to be distributed.

10.                               Please discuss your treatment of the outstanding options in existing GGP stock, including the conversion into reorganized GGP and THHC options and/or cash.

The Company has revised its disclosure on page 81 to discuss the treatment of the outstanding options in Old GGP stock, including the conversion into reorganized GGP and THHC options.

11.                               We note your response to comment 14 in our letter dated October 8, 2010 and your revised disclosure.  Please clarify how significance is factored into your assessment of the appropriate term to amortize the below market lease intangibles, how management measures significance in these situations, and how this notion of significance complies with the GAAP literature.  Please cite accounting literature relied upon.

The Company respectfully advises the Staff that, in accordance with ASC 350-30, management uses the concept of significance of a below-market renewal option held by a tenant to arrive at the best estimate of the appropriate useful life over which to amortize the intangible liability assumed in the business combination. A below-market renewal option held by a tenant is deemed by management to be significant if the tenant’s right to renew its lease is unrestricted and contains a rental renewal rate which reflects a 25% or more discount to the assumed market rate of the tenant’s space at the time the renewal option is to apply (which the Company has added to its disclosure on page 66). The Company believes that a discount to the estimated market rate of this size is of such magnitude that it is unlikely that the tenant would be able to obtain more favorable terms elsewhere and, therefore, is assumed to renew at the option rate for the period represented by the renewal option. Accordingly, as provided by ASC 840-10, the renewal term for a below-market lease with this kind of significant below-market renewal option is considered part of the non-cancelable term of the lease as the renewal can be reasonably assured. Management has relied upon the accounting guidance for intangible assets acquired in a business combination provided by ASC 850-30 and applied this guidance by analogy to the below-market lease liability assumed in the business combination as they arise in the same fashion as the above-market intangible lease assets acquired in the business combination. In addition, management has referenced the guidance for subsequent accounting for intangibles provided by ASC 350-30 with respect to estimated useful lives for a contract if the precise life is not known.

Notes to Pro Forma Condensed Consolidated Balance Sheet

(E) Prepaid expenses and other assets and deferred tax liabilities, page 69

12.                               We note your response to comment 15 in our letter dated October 8, 2010 and your revised disclosure.  Please expand your disclosure to discuss the basis for these adjustments in more detail.

The Company has revised its disclosure on page 71 to discuss the basis for these adjustments as being related to projected vacant tenant and other property loan escrows based on certain property level loan agreements, which are required to be funded upon the Effective Date.

(J) Common Stockholders’ equity, page 70

13.                               Please present the items noted in your explanation in footnote (J) in tabular form.  Also, advise us how the amount of $287 million of additional reorganization and transaction fees that are estimated to be paid assuming an emergence as of June 30, 2010 relates to the other Plan adjustments for transaction fees.

The Company has revised its disclosure in footnote (I) Common Stockholders’ equity on page 72 to present the information in tabular form, as updated for September 30, 2010.  The respectfully Company advises the Staff that the $184.3 million of additional reorganization and transaction fees within footnote (I) reflect costs that were previously accrued as of September 30, 2010 and are assumed to be paid in conjunction with the Plan. The transaction fees and expenses of $358.0 million in footnote (C) ‘Uses of Funds’ and in footnote (D) ‘Cash and cash equivalents’ represent professional fees and other expenses which are to be funded on or about the Effective Date from the sources of cash assumed to be available from the Plan Sponsors.  The difference between the amounts reflects estimated costs expected to be incurred subsequent to September 30, 2010 until the Effective Date.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three Months Ended June 30, 2010 and 2009

Retail and Other Segment, page 87

14.                               We note your response to comment 23 in our letter dated October 8, 2010.  It is not clear why you are unable to quantify the net effect on minimum rents due to modifications in your individual leases.  Please explain to us in more detail why you are unable to account for the difference in revenues due to modifications in your leases.  Alternatively, please quantify the net effect on minimum rents due to modifications or tell us why such disclosure is not material to investors.

The Company respectfully advises the Staff that it tracks modifications to each of its individual leases in its lease database by updating the terms of the applicable lease.  The database is a real-time system that does not retain information with respect to prior versions of a lease once a modification has been entered.  In addition, the Company’s lease database system does not compute the difference in rent resulting from the change. The amount is calculable on a month by month basis once the percentage rent is known and could be compared to the original fixed rent.  However, this would be a manual, lease-by-lease calculation, and management believes that generating this information is not justified on a cost/benefit basis.

The Company had approximately 21,000 leases in place at September 30, 2010, and during the nine months ended September 30, 2010, approximately 170 leases were modified to allow tenants to pay a percentage of their sales in lieu of a fixed rent.  As this represents less than 1% of the Company’s leases, the Company does not believe that disclosure of the impact of such modification would be material to investors even if the Company were able to quantify such impact on minimum rents. The Company has revised its disclosure on pages 89 and 94 to clarify that during such periods, less than 1% of the Company’s leases were modified to allow tenants to pay a percentage of their sales in lieu of a fixed rent.

15.                               Please expand your disclosure within this section to state the percentage of your leases that was converted to percent in lieu leases as of the end of the period presented.

As noted in response to Comment No. 14, the Company has revised its disclosure on pages 89 and 94 to clarify that during such periods, less than 1% of the Company’s leases were modified to allow tenants to pay a percentage of their sales in lieu of a fixed rent.

Security Ownership, page 175

16.                               We note your disclosure on page 35 that your plan sponsors have entered into an agreement with Blackstone in which Blackstone has subscribed for roughly 7.6% of your common stock.  Please tell us why Blackstone is not included in your beneficial ownership table.  Alternatively, please revise your table to include Blackstone.

The Company respectfully advises the Staff that Blackstone has agreed to subscribe for approximately 7.6% of each Plan Sponsor’s commitment to acquire common stock of the Company, and not 7.6% of the Company’s total outstanding common stock.  In the event that it is determined that Blackstone will beneficially own more than 5% of the Company’s outstanding common stock, the Company will include Blackstone in the security ownership table in the Registration Statement.

United States Federal Income Tax Considerations, page 197

17.                               We note your response to prior comment 35.  Considering that you are no longer offering the mandatorily exchangeable notes, please revise the disclosure to clarify the purpose of the tax opinion being provided by Weil, Gotshal.  Also, please note that it is not sufficient for counsel to opine on the accuracy of the disclosure in lieu of opining on specific tax consequences.

As the Company is no longer offering the mandatorily exchangeable notes and there is no material tax consequence to owning common stock, the tax opinion of Weil, Gotshal & Manges LLP has been removed from the Registration Statement.

Part II

Recent Sales of Unregistered Securities, page II-3

18.                               Please provide the information required by Item 701 of Regulation S-K with respect to the Pershing Square Bridge Notes referenced on page 8 and elsewhere throughout your prospectus, or tell us why you believe disclosure is not required.

The Company has revised its disclosure on page II-3 to include the information required by Item 701 of Regulation S-K with respect to the Pershing Square Bridge Note.

19.                               Please tell us why General Growth Properties, Inc. has signed the registration statement, considering that it is no longer issuing securities in this offering.

The Company has removed the signature page for Old GGP as it is no longer issuing securities in this offering.

Exhibits

20.                               We note the various agreements you have entered into with the Howard Hughes Corporation referenced on pages 81-83 and your senior secured credit facility referenced on page 179 of your registration statement.  Please file these agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K or explain why the agreements are not material contracts.

The Company has included the various agreements that it expects to enter into with THHC as exhibits 10.57, 10.58 and 10.59 to the Registration Statement and the revolving credit facility as exhibit 10.60 to the Registration Statement.

We would very much appreciate receiving the Staff’s comments, if any, with respect to the Registration Statement as promptly as applicable.  If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8165 or Heather Emmel at (212) 310-8849.

Sincerely,

/s/ MATTHEW D. BLOCH

Matthew D. Bloch